Corrections Corporation of America

10 Burton Hills Blvd.

Nashville, TN 37215

January 11, 2012

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Corrections Corporation of America
Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 Form 8-K filed on May 17, 2011 File No. 1-16109

Dear Mr. O’Brien:

This letter is in response to your comment letter dated December 30, 2011, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”).

Given the Staff’s comments and the Company’s proposed responses, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2011, as indicated in your comment letter. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our responses to the specific numbered comments contained in your letter dated December 30, 2011.

In accordance with your letter dated December 30, 2011, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1.	We note that you have five idled facilities with carrying values of $107.5 million as of December 31, 2010, and a suspended construction project with capitalized costs totaling $27.5 million as of December 31, 2010. In future filings, please provide investors with a comprehensive discussion and analysis of your testing of these assets for impairment. To the extent you are not testing these assets for impairment each quarter, please provide us with a detailed explanation as to why not. If you are testing these assets for impairment, please disclose if you have determined these assets to have a recoverable value in excess of the corresponding carrying values, along with the assumptions you have made in light of the fact that these facilities are idled and/or the construction project has been suspended. In this regard, we note that two of the facilities have been idled and the construction project suspended since 2008 and the other three facilities have been idled since the first half of 2010. If you are also estimating the fair value of these facilities and/or construction project, please disclose this fact along with the methodology used and the material assumptions being made. Please also explain what facts and circumstances would cause these assets to become impaired. Finally, please disclose the percentage by which the estimated fair value exceeds the carrying value. Please provide us with the disclosures you would have provided in your 2010 10-K in response to this comment. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also refer to our prior comment letters dated March 15, 2010 (comment 4) and April 5, 2010 (comment 3), along with your response letters dated March 25, 2010 and April 9, 2010.

Response to Question 1:

In future filings, we will provide investors with a comprehensive discussion and analysis of our testing for impairment of idle facilities and for suspended construction projects in accordance with the Staff's comment. The disclosures we would have provided in our 2010 Form 10-K in response to this comment are as follows:

As of December 31, 2010, we had $2.5 billion in long-lived assets, including $107.5 million in long-lived assets, excluding equipment, at five currently idled facilities and $27.5 million invested in a construction project that we have decided to suspend until we have greater clarity around the timing of future bed absorption by our customers. We evaluate the recoverability of the carrying values of our long-lived assets, other than goodwill, when events suggest that an impairment may have occurred. Such events primarily include, but are not limited to, the termination of a management contract or a significant decrease in inmate populations within a correctional facility we own or manage.

Accordingly, we tested each of the aforementioned five currently idled facilities for impairment when we were notified by the customer that they would no longer be utilizing such facility. We tested the facility under construction for impairment when we suspended construction of the facility.

We re-perform the impairment analyses on an annual basis for each of the idle facilities and for the suspended construction project, and evaluate on a quarterly basis market developments for the potential utilization of each of these facilities in order to identify events that may cause us to reconsider our most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than used in our most recent impairment analysis, or a substantial increase in the number of available beds at other facilities we own indicating a deterioration in market conditions and cash flows that we might be able to obtain under new management contracts. Further, any changes in legislation that could impact our ability to house certain types of inmates in their respective locations could also cause us to reconsider the assumptions we used in preparing our initial impairment analysis.

The estimates of recoverability are initially based on projected undiscounted cash flows that are comparable to historical cash flows from management contracts at similar facilities to the idled facilities and sensitivity analyses that consider reductions to such cash flows. Our sensitivity analyses included reductions in projected cash flows by as much as half of the historical cash flows generated by the respective facility as well as prolonged periods of vacancies. In all cases except for our Shelby Training Center, the projected undiscounted cash flows in our analyses as of December 31, 2010, exceeded the carrying amounts of each facility by material amounts. The Shelby Training Center is a facility much smaller in size than almost all of our other facilities, and was designed as a non-secure juvenile detention facility, which is atypical for our portfolio. In the case of Shelby Training Center, our estimate of fair value took into consideration proposed purchase prices where third parties have expressed an interest in purchasing this facility, and estimates of the replacement cost of the facility based on our extensive experience in designing and constructing prison facilities. Our estimate of the fair value exceeded the $2.0 million carrying value of this facility. The impairment analyses for each of these facilities excluded the net book value of equipment, as a substantial portion of the equipment is easily transferred without significant cost and can be used at other facilities we own.

Our evaluations also take into consideration our historical experience in securing new management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods our currently idle facilities have been idle. Such facilities are currently being operated under new contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with our federal and state partners to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones we are currently experiencing at these facilities. As a result of our analyses, we determined each of these assets to have recoverable values in excess of the corresponding carrying values.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to historical terms and conditions in contracts with prospective customers that could impact the estimate of cash flows. Notwithstanding the effects the current economy has had on our customers’ demand for prison beds in the short term which has led to our decision to idle certain facilities, we believe the long-term trends favor an increase in the utilization of our correctional facilities and management services. This belief is also based on our experience in operating in recessionary environments and based on our experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by the federal and state governments with which we partner.

Results of Operations, page 39

2.	In future filings, please disclose the amount of operating expenses you recognized for the five idle facilities for each period presented. If the amount is immaterial, please disclose as such. This disclosure will allow investors to fully understand the impact the idle facilities are having on your operating results.

Response to Question 2:

In future filings, we will disclose the amount of operating expenses recognized at the idle facilities we operated for each period presented. From the date each facility became idle, the five idled facilities generated aggregate operating expenses of $4.8 million, $0.8 million, and 0.2 million for the years ended December 31, 2010, 2009, and 2008, respectively. The amount in 2010 was larger than previous years, yet still only 0.4% of total operating expenses, given that all five facilities were idle during the year compared to prior years when less than five facilities were idle. This amount approximates $1,000 per vacant bed per year, an estimate management does not deem material to our results of operations.

3.	In future filings, please expand upon the disclosures you provide for the management contracts that are expiring or have expired due to the uncertainty about the renewal to state the carrying value of the corresponding facility. If the facility is not owned by you and/or it is the subject of a purchase option, please disclose this information. Please refer to our prior comment letters dated March 15, 2010 (comment 1) and April 5, 2010 (comment 2), along with your response letters dated March 25, 2010 and April 9, 2010.

Response to Question 3:

In future filings, we will disclose the carrying values of the corresponding facilities that we disclose as having contracts that are reasonably likely to terminate upon expiration or which contracts the customer is reasonably likely to elect to terminate prior to expiration and would have a material impact to revenue or income from continuing operations. In our 2010 Form 10-K, this disclosure included two facilities in Texas that we believed were reasonably possible to terminate subject to a competitive procurement process. Since the date of filing our 2010 Form 10-K, we announced we were awarded new contracts for the continued operation of these two facilities in Texas so they have since been removed from this disclosure in subsequent filings. Although, for the Staff's consideration, had we provided the carrying amounts of these two facilities in our disclosure, as we had in previous quarterly filings during 2010, the aggregate carrying amount of the two facilities in Texas was $20.9 million as of December 31, 2010.

Form 8-K Filed May 17, 2011

4.	We note your disclosure reporting the results of your annual shareholder meeting in your Item 5.07 Form 8-K filed on May 17, 2011. However, it does not appear that you have amended your Form 8-K to disclose your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. See Question 121A.04 of the Exchange Act Form 8-K Compliance

and Disclosure Interpretations and Form 8-K Item 5.07(d). Please advise.

Response to Question 4:

Subsequent to receipt of your letter, we have filed an amendment to our Form 8-K filed on May 17, 2011 to disclose our decision to hold a say-on-pay vote on an annual basis. We will promptly file such amendments to Form 8-K in future periods as and within the time periods required by Form 8-K Item 5.07(d).

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at

(615) 263-3007, or by facsimile at (615) 263-3010 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.

Sincerely,

Todd J Mullenger
Executive Vice President and Chief Financial Officer